Annual Report

Cover Page

Name of issuer:

LiquidPiston, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 6/21/2004

Physical address of issuer:

1292a Blue Hills Ave.
Bloomfield CT 06002

Website of issuer:

http://liquidpiston.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

18

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,596,438.00	$2,810,436.00
Cash & Cash Equivalents:	$1,554,653.00	$2,082,830.00
Accounts Receivable:	$302,171.00	$0.00
Short-term Debt:	$2,472,606.00	$1,256,000.00
Long-term Debt:	$725,000.00	$2,188,661.00
Revenues/Sales:	$2,093,908.00	$2,840,294.00
Cost of Goods Sold:	$454,415.00	$0.00
Taxes Paid:	$14,840.59	($75,732.74)
Net Income:	($1,205,366.00)	($949,708.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

LiquidPiston, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Nikolay Shkolnik	CTO	Liquid Piston	2007
Per Suneby	Managing Director	Sternhill Associates	2016
Alexander Shkolnik	CEO	Liquid Piston	2007

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nikolay Shkolnik	CTO	2007
Nikolay Shkolnik	VP of Research and Development	2007
Alexander Shkolnik	CEO	2007
Alexander Shkolnik	President	2007
Alexander Shkolnik	Secretary	2007

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Alexander Shkolnik	500000.0 Common Stock	50.0
Nikolay Shkolnik	500000.0 Common Stock	50.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Financing Risk: Developing an engine is a time consuming and expensive process. The current financing provides funding to complement certain government contracts. The company will rely on raising a Series A, later in 2018 or 2019 to accelerate commercial adoption of the technology. While we think it is likely we will raise this round, this is not guaranteed, and the company requires external financing until it is self sufficient.

Technical Risk: The basic operating principles of the 'X' Engine have been established; however, optimization remains in order to reach the full potential of the cycle and the thermodynamic cycle. In order to commercialize the technology, the engine technology may need to be matured to further 1) attain durability targets sufficient for the application; 2) attain any certification requirements, including durability, emissions, or other requirements, as established by the EPA, or the military, or otherwise as required by a customer; 3) the engine design must be iterated toward volume production, and it is not known yet exactly what the engine will cost in production, as it will be highly dependent on final application and customer requirements; other application specific requirements may be required.

Commercialization Risk: LiquidPiston develops technology for engines. Our business model relies on potential strategic partners to 1) assist in co-development of the engine by either funding a portion of development, or investing in-kind resources to assist in the development; and 2) adopt the LiquidPiston engine technology on a licensing basis. The automotive space is known to be especially difficult for a new entrant, which is the reason we have chosen the military and small-engine markets to start, rather than going direct to automotive. However, even in these spaces, there has been no markedly new engine designs that have been successfully commercially adopted since the Wankel engine was developed in the 1960s.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Customers are currently concentrated to two government programs. These programs focus on initial R&D efforts, and are not guaranteed to continue to mature into future programs.

Our business model relies on partners to license, co-develop and manufacture engines. If partners do not take on this capital intensive initiative, the company would require significant additional financing to bring the engines to market.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	90000	88105	Yes
Common Stock	1600000	1129131	Yes
Debt Securities	2895041	2895041	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	200,000

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date 02/27/16
Amount $251,000.00
Valuation cap $2,700,000.00

Convertible Note

Issue date 09/24/16
Amount $1,230,000.00
Valuation cap $15,000,000.00

Convertible Note

Issue date 04/08/17
Amount $999,999.00
Valuation cap $25,000,000.00

Convertible Note

Issue date 09/12/17
Amount $299,150.00
Valuation cap $25,000,000.00

Convertible Note

Issue date	05/24/18
Amount	$200,000.00
Interest rate	4.0% per annum
Discount rate	0.0%
Valuation cap	$30,000,000.00
Maturity date	05/24/21

Convertible Note

Issue date	03/11/19
Amount	$100,000.00
Interest rate	4.0% per annum
Discount rate	0.0%
Valuation cap	$35,000,000.00
Maturity date	03/11/21

Convertible Note

Issue date	12/20/19
Amount	$425,000.00

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2016	Regulation D, Rule 506(b)	Convertible Note	$251,000	General operations
9/2016	Regulation D, Rule 506(b)	Convertible Note	$1,230,000	General operations
4/2017	Regulation Crowdfunding	Convertible Note	$999,999	General operations
9/2017	Regulation D, 506(c)	Convertible Note	$299,150	General operations
5/2018	Regulation D, Rule 506(b)	Convertible Note	$200,000	General operations
3/2019	Regulation D, Rule 506(b)	Convertible Note	$100,000	General operations
3/2019	Regulation Crowdfunding	Convertible Note	$889,317	General operations
12/2019	Regulation D, Rule 506(c)	Convertible Note	$425,000	General operations
4/2020	Regulation Crowdfunding	Common stock	$1,064,669	General operations
4/2020	Regulation D, Rule 506(c)	Common stock	$454,149	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Alexander and Nikolay Shkolnik
Amount Invested	$0.00
Transaction type	Other
Issue date	01/13/16
Relationship	Alexander is cofounder/CEO of LPI, Nikolay is cofounder/CTO of LPI

On January 13, 2016, the company entered into a reverse merger with LiquidPiston Holdings, Inc., with LiquidPiston, Inc. as the surviving entity. LiquidPiston Holdings was owned by Alexander and Nikolay Shkolnik. Previous debt holders were repaid a portion of debt. All remaining debt was converted to stock. All previous equity was cancelled as a result of the merger. Total repayment of debt and payout to stock holders by LiquidPiston Holdings Inc was $566,000.

In November 2015, $2.25 million of the Company's secured convertible promissory notes, plus interest, were called by senior lenders.

The Company had no means to repay the loans—the Company's outstanding liabilities were far in excess of assets. The Company was financially insolvent and in need of an immediate cash infusion to avoid dissolution. Without such infusion, immediate foreclosure was threatened by lenders, and the Company lacked sufficient capital to continue to meet operating needs.

On December 1, 2015, the company Management purchased all equity and convertible note holding from Adams Capital Management.

In December 2015, the company Management approached the Company and lenders with a term sheet relating to a Management Buyout / Merger in order to grant the Company the cash infusion necessary to continue operations, satisfy lenders and provide return to its stockholders. This was the only offer received by the Company. The term sheet was subsequently negotiated on behalf of the Company by an independent director, who was able to negotiate such terms with the Company's senior lenders as to avoid foreclosure and to increase the consideration offered by Management.

On December 14, 2015, the Board unanimously approved the term sheet relating to the Merger, which was subsequently enacted on January 13, 2016. On that date, LiquidPiston, Inc. merged with LiquidPiston Holdings, Inc. This Holdings Company was setup and owned by Company Management. As part of the merger, LiquidPiston Inc. paid back a portion of the Notes outstanding, as partial repayment to the note lenders, and the balance of the notes were converted into Series D preferred stock. All preferred shares in the company were then converted into Common Stock, and as consideration for the merger, LiquidPiston Holdings Inc., paid an additional sum that was distributed amongst all shareholders. Subsequently, as part of the Merger, all equity, convertible notes, and stock options in LiquidPiston, Inc., were cancelled. LiquidPiston, Inc. was the surviving entity in the merger. Nikolay Shkolnik and Alexander Shkolnik each owned 50% of the surviving entity.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Engines are dirty, and physics tells us we can do better! We've developed an optimized thermodynamic cycle and built a fundamentally new combustion engine that's cleaner, cheaper, quieter, and smaller. Compared to piston engines, our "X" rotary engine can be ~5-10x smaller and lighter than a Diesel, and up to 2x more efficient than a gasoline engine. An electric vehicle using LiquidPiston combined with a small battery pack could have a lower CO2 footprint compared to plug-in electric vehicles.

We can't overstate how important our new thermodynamic cycle is - this is the first leap forward in combustion engine technology in 85 years. We've exceeded objectives in several multi-million dollar government contracts, and received follow-up funding to continue R&D. We have huge enterprise customers lining up for potential licensing deals. Initially, we will be 100% focused on military applications. We won't stop, however, until we overturn the entire $400 Billion combustion engine market.

Milestones

LiquidPiston, Inc. was incorporated in the State of Delaware in June 2004.

Since then, we have:

- Since then, DARPA awarded a Phase 2 $2.5M development contract in October 2017, a follow-on to our 2 DoD contracts, totaling $5.5M in non-dilutive funding.
- New engine architecture could improve fuel efficiency by up to 2x over a gasoline engine while reducing size and weight by up to 10x over a diesel engine.
- 51 patents issued or pending in the U.S. and internationally.
- Our 70cc "X mini" engine is a 3-5hp gasoline engine the size of a honeydew melon. Measured 50% increased efficiency over comparable per-cylinder displacement gasoline engine. The engine is being inserted into a 2kwe hybrid electric generator for Army applications.
- Our 750cc "X-4" engine is a 40hp rotary Diesel X engine "Alpha" prototype, which ultimately may fit in an 11" box while weighing just 40 pounds. We are proving it's efficiency and power.
- Completed $1M "seedling" program with DARPA in 2015.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $2,093,908 compared to the year ended December 31, 2018, when the Company had revenues of $2,840,294. Our gross margin was 78.3% in fiscal year 2019, compared to 100.0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $2,596,438, including $1,554,653 in cash. As of December 31, 2018, the Company had $2,810,436 in total assets, including $2,082,830 in cash.
- *Net Loss.* The Company has had net losses of $1,205,366 and net losses of $949,708 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $3,197,606 for the fiscal year ended December 31, 2019 and $3,444,661 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

Through December 2019, the company has been financed with $4,394,466 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds".

We will likely require additional financing in excess of the proceeds from the prior Offerings in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

LiquidPiston, Inc. cash in hand is $1,488,104.61, as of March 2020. Over the last three months, revenues have averaged $136,184.08/month, cost of goods sold has averaged $29,554.33/month, and operational expenses have averaged $192,544.14/month, for an average burn rate of $85,914.39 per month. Our intent is to be profitable in 0 months.

Since the close of 2019 we launched an equity crowdfunding round which closed April 3, 2020 with proceeds of approximately $1.07M less fees.

We are between government and commercial contracts as of today, with several potential sources of new contracts pending. Revenues may reduce as the company is between contracts. We are looking to raise an equity round, and also applying for a number of other government contracts in addition to commercial development contracts.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://liquidpiston.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Alexander Shkolnik
Nikolay Shkolnik
Per Suneby

Appendix E: Supporting Documents